Exhibit 4.3

Certain portions of this exhibit have been omitted because they are not material and the registrant customarily and actually treats

that information as private or confidential.

AMENDED AND

RESTATED SERVICES

AGREEMENT

BETWEEN:	Celyad Oncology S.A., a company established under the laws of Belgium, with registered office at B-1435 Mont-Saint-Guibert, Rue Edouard Belin 2 (Belgium) and registered with the legal entity Register of Nivelles under number 0891.118.115, represented by Filippo Petti, CEO.

hereinafter refered to as the “Company”;

AND:	ImXense SRL a company established under the laws of Belgium, with registered office at La Verte Voie 7, 1320 Nodebais, represented by Frederic Lehmann, director.

hereinafter refered to as the “ Services Provider”;

The Company and the Services Provider are collectively refered to as the “Parties” and individually as a “Party”.

WHEREAS:

The Company’s business is to develop regenerative therapies for the treatment of unmet medical needs, currently developing product candidates for the treatment of cardiovascular diseases and cancers.

The Services Provider provides management services for biotech companies in the field of Research & Development activities.

The Services Provider was appointed as Vice-President Immuno-Oncology on 14 September 2015 by a decision of the Chief Executive Officer, entrusted with the Company’s daily management.

By this amended and restated agreement (the “Agreement”), the Parties wish to determine their rights and the obligations with regards to the performance of the Services, as defined hereinafter under Article 2.1.

IT HAS BEEN AGREED THEREFORE WHAT FOLLOWS:

Article 1 - Definitions

In the Agreement, the following terms shall have the following meanings (unless the context requires otherwise):

Board: the board of directors of the Company;

Capacity: as agent, manager, director, employee, owner, partner, shareholder or in any other capacity;

Competing Business: a business which is similar to or in any way competes with the business of the Company;

Confidential Information: information (whether or not recorded in documentary form, or stored on any magnetic or optical disk or memory) relating to the business, products, affairs and finances of the Company for the time being confidential to the Company and trade secrets including, without limitation, technical data and know-how relating to the business of the Company or any of its business contacts;

Termination Date: the date of termination of the Agreement howsoever arising.

Article 2 - Services to be provided by the Services Provider

(i)	The Services Provider will provide services to the Company as defined in Exhibit A (hereinafter collectively referred to as the “Services”):

(ii)	The Services Provider will perform the Services full time as member of the Executive Committee.

(iii)	The Services Provider shall comply with all reasonable standards of safety and comply with the Company’s health and safety procedures in force at the premises where the Services are provided.

(iv)

The Parties hereby agree that the Services will be rendered and performed by the Services Provider. In case of death of the Services Provider, the Agreement shall automatically te1minate pursuant to the provisions of Article 10.2. hereafter. If the Services Provider is unable to perform the Services described in point 2.1. for more than 3 consecutive months for any reason whatsoever (such as incapacity) other than death (hereinafter the “Default”), the Company may also automatically terminate pursuant to the provision of Article 10.2. hereafter.

(v)

The Company shall put at the disposal of the Services Provider, at the registered office of the Company, all financial and technical means and the human resources necessary for the performance of the Services, such as (this list not being exhaustive) furnished premises, administrative and scientific staff or telecommunication means, within a budget approved beforehand by the Board.

(vi)

The Company shall give the Services Provider access to all information needed for the    proper performance of the Services. It is however agreed by the Parties that all material, records or information, on whatever media, which shall be at the disposal of the Services Provider, shall remain the ownership of the Company. On Termination    Date, the Services Provider shall comply with the provisions of Article 11 hereafter.

Article 3 - Non-exclusivity

Nothing in the Agreement shall prevent the Services Provider from being involved or having any financial interest in any capacity in any other business, trade, profession or occupation during the Agreement provided that such activity:

(a)	does not cause a breach of any of the Services Provider’s obligations under the Agreement;

(b)	is not detrimental to the proper performance of the Agreement; and

(c)	is not related to a Competing Business, it being understood that this prohibition shall also extend to a period of six months after Termination Date.

Article 4 - Fees, bonus, expenses, invoicing and payment terms

4.1.

In consideration of the provision of the Services, the Company shall pay to the Services Provider twelve instalments of exclusive VAT per year (corresponding to an annual fee of [***]). This monthly fee is payable by bank transfer to the account designated by the Services Provider (hereinafter the “Fee”) no later than 20 days after transmission to the Company’s accounting department.

4.2.

The Company shall reimburse (or procure the reimbursement of) all reasonable expenses, properly and necessarily incurred by the Services Provider in the course of the performance of the Agreement and evidenced by receipts or settled invoices or evidence otherwise approved by the Company as appropriate.

4.3.

The Bonus, if any, will be capped at [***] of the annual compensation. It will be considered as due to the Services Provider 30 days following the approval of its amount by the Board and will be paid to the Services Provider at the latest within 20 days after the month end following the moment the relevant Bonus is considered to be due.

4.4.

The Services Provider will be entitled to a long-term incentive plan awards (the “LTI Awards”) decided each year at the discretion of the Board. The LTI Awards should be delivered in the form of Company warrants (or equivalent) the month following the issuance of the warrant plan.

4.5.	The fees together with the bonus scheme and KPI’s will be reviewed and potentially adjusted upwards annually.

Article 5 - Confidential Information

5.1.

The Services Provider shall not (except in the proper course of his duties) either during the Agreement or at any time after the Termination Date for a period of 5 years, use or disclose Confidential Information to any third party and shall use its best endeavours to prevent the publication or disclosure of any Confidential Information. This restriction does not apply to:

(a)	any use or disclosure authorised by the Company or required by law or by court order; or

(b)	any information which is already in, or comes into, the public domain otherwise than through the Services Provider’s unauthorized disclosure.

5.2.

A Party shall not at any time either during the Agreement or at any time after the Termination Date for a period of 5 years, disclose the subject and contents of the Agreement without the prior written consent of the other Party, unless disclosure is required by law or by court order and in such case the other Party shall be informed in advance of the contents and timing of such disclosure·

Article 6 - Non-solicitation of customers and employees

The Services Provider agrees that during the Agreement and for a period of twelve months immediately after Termination Date, the Services Provider will not, directly or indirectly, for himself or on behalf of any other person, partnership, company or corporation:

(a)	divert or attempt to divert any customers, suppliers or accounts from the Company to a Competing Business; or

(b)

call upon any customer or customers of the Company for the purpose of soliciting and/or selling to any such customers, any product or service competing with products or services sold or provided by the Company; or

(c)	induce or attempt to induce any employees of the Company to terminate their employment for the purpose of employment with a Competing Business.

Article 7 – Intellectual Property

7.1.

All intellectual and industrial property (including, without limitation, patentable inventions and copyrights) conceived or generated by the Services Provider in performance of his Services shall be assigned to and will be fully owned by the Company and may be used by the Company in connection with his activities and for any other purpose, including commercial exploitation in any manner.

7.2.

In the event that, according to the applicable law, the Services Provider has made a patentable contribution to any invention made during the performance of his Services, then he shall be named as co-author in any patent application or publication thereon.

7.3.

The Services Provider agrees that he will take all necessary steps to ascertain that any copyright or other right to any ideas, information and know-how, drawings, instruction sheets, slides, chaiis or any other creative works developed by him in the framework of the performance of the Services and which relate specifically to the Company or its business, be vested in or transferred to the Company or any other person or company indicated by the Company.

Article 8 - Assignability

Neither the Agreement, nor any rights or benefits hereunder, may be assigned, transferred or contributed without the written consent of both Parties hereto, and any such assignment, transfer or contribution without the consent of the other Party shall be null and void.

Article 9 - Liability of the Services Provider and Data Protection

9.1.

The Services Provider will comply at all times with all applicable legal provisions and more in particular with social security and tax obligations. The Services Provider shall be fully liable for its own income tax, social security contributions and any other levies or charges arising from the performance of the Services and the payment of the Fee and the Bonus.

9.2.

The Company agrees to indemnify, and hold harmless the Services Provider and its Director from and against any loss, damage, cost and expense (including attorneys’ fees and expenses) incurred in connection with the provision of the Services, including but not limited to, all claims by third parties for injuries to person or persons and all related expenses that result directly from serious adverse reactions to services, products or therapies provided by the Company.

9.3.

The Company shall hold the Service Provider harmless for any wrongful performance of the Services Provider’s obligations under the Agreement, except for gross negligence or fraud, and shall indemnify it for any damages suffered as a result of an action brought against the Company and/or itself by a third party resulting from a wrongful performance of its obligations, including attorneys’ fees and expenses. The aggregate liability of the Services Provider under this Agreement shall be capped to a one-year Fee in respect of all losses arising out of or in connection with the Service provider’s services. Notwithstanding anything to the contrary, this article will survive the termination of the Agreement.

9.4.

To the extent that the Services Provider has access to or is required to process any information relating to an identified or identifiable individual (“Personal Data”) for Company under this Agreement, the Services Provider, acting as a data processor in the meaning of the applicable legislation on the protection of privacy in relation to the processing of personal data, shall:

•	comply with all applicable data privacy laws and regulations;

•

only process such Personal Data on behalf and upon instruction of Company and only to the extent necessary to perform the Agreement and only in accordance with the purposes as determined by Company for the processing of Personal Data;

•

implement and maintain appropriate technical and organizational measures as required by the applicable legislation in order to protect the Personal Data from accidental or unauthorized destruction, accidental loss, as well as from alteration, access and any other unauthorized processing of the Personal Data. Such measures shall ensure an appropriate level of security taking into account the state of the art in this field and the cost of implementing the measures on the one hand and the nature of the data to be protected and the potential risks on the other hand;

•	provide Company with written notice promptly, but in any event within 24 (twenty-four) hours of becoming aware of any actual or potential Personal Data security breach.

Article 10 - Duration of the Agreement and termination

10.1.

 The Agreement is deemed to come into force on March 24, 2021 and shall be for an unlimited duration, unless terminated at an earlier time in accordance with the provisions of Articles 2.4, 10.2, 10.3 and 10.4.

10.2.	The Agreement shall automatically terminate with immediate effect and without payment of any indemnity in accordance with the provisions of Article 2.4.

10.3.

 The Agreement shall automatically terminate with immediate effect upon dismissal of the Services Provider as Vice President Immuno-Oncology of the Company. The Termination Date shall be deemed to be the date of the decision of the Board dismissing the Services Provider.

If the Agreement is terminated by the Company for another reason than for a breach of contract, the notice period will correspond up to 6 months of services.

If the Agreement is terminated by the Company for a breach of contract, there will no indemnity due to the Consultant.

10.4.

 The Agreement shall automatically terminate with immediate effect upon resignation of the Services Provider from his position as Vice President Immuno-Oncology of the Company, for whatever which reason. The Termination Date shall be deemed to be the date upon which his resignation shall take effect.

In such case, the notice period, to the extent the Company wish to have a notice period, will correspond to 3 months of services.

10.5.	Notwithstanding any termination of the Agreement, the obligations under Article 3 c, Article 5, Article 6 and Article 9 shall remain in force for the duration provided for in said clauses.

Article 11 - Obligations upon termination

On Termination Date, the Services Provider shall:

(a)

immediately deliver to the Company all documents, books, materials, records, correspondence, papers and information (on whatever media and wherever located) relating to the business or affairs of the Company or its business contacts, any keys, and any other property of the Company, which is in his possession or under his control;

(b)

irretrievably delete any information relating to the business of the Company stored on any magnetic or optical disk or memory and all matter derived from such sources which is in his possession or under his control outside the premises of the Company; and

(c)	provide a signed statement that it has complied fully with his obligations under this Article 11.

Article 12 - Notices and computation of delays

12.1.	All notices or other communications required or permitted under the Agreement shall be in writing and shall be deemed to have been duly given if :

(a)	delivered personally,

(b)	addressed by registered letter.

12.2.	Any such notice or communication shall be deemed to have been received:

(a)	if delivered personally at the date of delivery as indicated on the receipt of delivery;

(b)	in the case of registered post, 3 calendar days after the date of posting.

12.3.	All notice periods and delays described in the Agreement are calculated in calendar months.

Article 13 - Headers

The descriptive headings of the Agreement are for the sake of convenience only and shall not    control or affect the meaning, construction or interpretation of any provision of the Agreement.

Article 14 - Invalidity of a provision

If any provision of the Agreement shall be declared by any court of competent jurisdiction to    be illegal, void or unenforceable, all other provisions of the Agreement shall not be affected and shall remain in full force and effect, and Parties shall negotiate in good faith to replace such illegal, void or unenforceable provision with a provision that corresponds as closely as possible to the intentions of the Parties as expressed in such illegal, void or unenforceable provision.

Article 15 - Entire agreement and previous contracts

Each Party acknowledges and agrees with the other Party that this Agreement together with any documents referred to in it constitutes the entire agreement and understanding between the Services Provider and the Company and supersedes any previous agreement between them relating to the Agreement.

Article 16 - Variation

No variation of the Agreement or of any of the documents referred to in it shall be valid unless it is in writing and signed by or on behalf of each of the Parties.

Article 17 - Governing law and jurisdiction

17.1.	This Agreement shall be exclusively governed by and construed in accordance with the laws of Belgium.

17.2.	Any dispute arising out or in connection with the Agreement shall be submitted to the exclusive jurisdiction of the courts of Brussels, Belgium.

Executed in two originals in Mont-Saint-Guibert, on March 24, 2021.

The Company:	The Provider :

/s/ Filippo Petti	/s/ Frédéric Lehmann
Mr Filippo Petti	Frédéric Lehmann
Chief Executive Officer	Director